UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company (Issuer))
PROJECT MERCI MERGER SUB, INC.
(Offeror)
A wholly-owned indirect subsidiary of
BIOSYNEX SA
(Parent of Offeror)
BIOSYNEX U.S. HOLDINGS, INC.
(Other Persons)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
163572209
(CUSIP Number of Class of Securities)
Alexis Steinmetz
c/o Biosynex SA
22 Boulevard Sébastien Brant
67400 Illkirch-Graffenstaden, France
+33 (0)6 70 86 00 15
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
James Hu
Marc Petitier
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
(212) 819-8200
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Biosynex SA, Inc., a French société anonyme (“Parent”), Biosynex U.S. Holdings, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Parent (“Holdco”), and Project Merci Merger Sub, Inc., a Nevada corporation and a wholly-owned indirect subsidiary of Parent (“Purchaser”). This Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Chembio Diagnostics, Inc. (“CEMI”), at a price of $0.45 per Share, net to the seller in cash without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated February 14, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).
All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.	Summary Term Sheet.
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) The name, address, and telephone number of the subject company’s principal executive offices are as follows:
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763
(631) 924-1135
(b) This Schedule TO relates to the Offer by Purchaser to purchase all of the issued and outstanding Shares. According to CEMI, as of the close of business on February 8, 2023, there were 36,725,858 Shares issued and outstanding, including in respect of vested restricted stock unit awards, (ii) 3,657,163 Shares covered by outstanding options and (iii) 1,570,779 Shares covered by unvested restricted stock unit awards.
(c) The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a)-(c) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.
Item 4.	Terms of the Transaction.
(a) The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER—Section 1 (“Terms of the Offer”)
THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)
THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax Consequences”)
THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CEMI”)
THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for CEMI”)
THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)
THE TENDER OFFER—Section 19 (“Miscellaneous”)
Subsections (a)(1)(ix) through (xi) and (a)(2)(v) and (vi) are not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto
THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CEMI”)
THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for CEMI”)
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for CEMI”)
(c) (1)-(7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CEMI”)
THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for CEMI”)
THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER—Section 14 (“Dividends and Distributions”)
Item 7.	Source and Amount of Funds or Other Consideration.
(a), (b), (d) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

Item 8.	Interest in Securities of the Subject Company.
(a), (b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CEMI”)
THE TENDER OFFER—Section 18 (“Fees and Expenses”)
Item 10.	Financial Statements.
(a) Not applicable.
(b) Not applicable.
Item 11.	Additional Information.
(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CEMI”)
THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for CEMI”)
THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)
THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)
(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated February 14, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in the New York Times on February 14, 2023.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)
Joint Press Release issued by Chembio Diagnostics, Inc. and Biosynex SA, dated January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Chembio Diagnostics, Inc. on January 31, 2023).

(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated January 31, 2023, by and among Biosynex SA, Project Merci Merger Sub, Inc. and Chembio Diagnostics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Chembio Diagnostics, Inc. on January 31, 2023).

(d)(2)*	Confidentiality Agreement, dated May 25, 2022, by and among Biosynex SA and Chembio Diagnostics, Inc.
(g)	None.
(h)	None.
107*	Filing Fee Table
*	Filed herewith.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2023
PROJECT MERCI MERGER SUB, INC.

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	President

BIOSYNEX U.S. HOLDINGS, INC.

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	President

BIOSYNEX SA

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	Chief Executive Officer